[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

August 12, 2005

VIA FEDEX AND EDGAR

Re:               Sealy Corporation

Registration Statement on Form S-1

File No. 333-126280

Andrew P. Schoeffler, Esq.

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Schoeffler:

On behalf of Sealy Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from the Registration Statement as filed on June 30, 2005.  The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated July 29, 2005, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

General

1.                                       Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

The Company respectfully acknowledges the Staff’s comment.

2.                                       Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will provide to the Staff on a supplemental basis copies of the artwork or other graphics that it intends to use in its prospectus as soon as such materials become available.

3.                                       In the forepart of your registration statement, please discuss in reasonable detail each of the following matters:

•                  The KKR acquisition of your company, including (i) the parties to the acquisition and their relationship to your company, (ii) the amount and nature of the consideration, (iii) the reasons for the acquisition, (iv) the sources of the funds used to finance the acquisition, (v) the changes to your company’s operations and financial condition resulting from the acquisition, (vi) the tax consequences of the acquisition and (vii) the continuity of your company’s management after the acquisition.

•                  The reasons that your company is planning a public offering after being taken private in July 2004. The discussion should address the material considerations that led to the decision to take your company private as well as the material considerations in deciding to engage in this offering.

•                  The manner in which this offering will benefit KKR and the other security holders, including members of management, that participated in the KKR acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the KKR acquisition?

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-7 of Amendment No. 1.

Market and Industry Data, page ii

4.                                       Please relocate this section to a more appropriate location in your prospectus as the prospectus summary should immediately follow your prospectus cover page or the table of contents, as applicable.

In response to the Staff’s comment, the Company has relocated the first paragraph of this section to page 1 of Amendment No. 1 and the second paragraph of this section to page 72 of Amendment No. 1.

Summary, page 1

5.                                       Please revise to include a more balanced description of your business. For example, please disclose your leveraged position.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1, including disclosure relating to the Company’s leveraged position.

6.                                       The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. If you believe some of the disclosure is necessary, reduce the disclosure to a bullet point presentation, with one sentence per bullet point. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” section to remove overly detailed information.  The Company believes that, as revised, the length of the prospectus summary is substantially comparable to that for summaries contained in recent prospectuses for other registrants (see, for example, Accuride Corporation (File No. 333-121944); PanAmSat Holding Corporation (File No. 333-121463); and Warner Music Group Corp. (File No. 333-123249)).

7.                                       Please delete the second introductory paragraph as this information is clear from the context. In addition, please use a single term throughout your prospectus for references to your subsidiary. Finally, please avoid the use of any defined terms for which the meaning is not clear from the context as investors should not have to learn a new vocabulary, See, for example and without limitation, the defined terms “SMC” and “ISPA.”

In response to the Staff’s comment, the Company has deleted the second introductory paragraph and has revised disclosure throughout Amendment No. 1 to eliminate the usage of defined terms, including “ISPA” and “SMC”.  The Company respectfully notes to the Staff that the terms “Sealy Mattress Company” (formerly defined as “SMC”) and “Sealy Mattress Corporation” refer to two separate legal entities: Sealy Mattress Corporation is the sole direct subsidiary of the registrant and Sealy Mattress Company is the sole direct subsidiary of Sealy Mattress Corporation.  In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 6 and elsewhere to clarify this organizational structure.

8.                                       Please disclose the basis for all of your assertions about your industry or competitive position within your industry. For example, in the first paragraph on page 3 you state that “[t]hese factors help to create compelling economics for customers as returns on investment are superior to many other home furnishing categories.” If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If sources are not publicly available, either file consents, or explain why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

In response to the Staff’s comment, the Company has revised the disclosure throughout the “Business” section to include the basis for the assertions relating to the Company’s industry or its competitive position within its industry or that such assertions are based on the Company’s belief.  In addition, the Company has revised the disclosure in the “Summary” section in certain instances in order to disclose the basis for such assertions or that such assertions are based on the Company’s belief.  The Company has also relocated the paragraph relating to the sources of market and industry data on page ii to the second introductory paragraph of the “Summary” section.  However, the Company respectfully submits to the Staff that duplicating all of the assertion bases contained in the “Business” section into the “Summary” section would impair that section’s readability and unnecessarily increase its length.

The Company respectfully advises the Staff that the reports and studies cited in the Registration Statement are available to subscribers to these reporting services and were not prepared specifically for this filing.  The Company did not fund and is not otherwise affiliated with any of the studies or reports cited.   In addition, the information was not prepared or certified for use in connection with the Registration Statement, nor have any of these sources certified any portion of the Registration Statement.  Accordingly, the Company respectfully submits that it is not required to file a consent under Rule 436 of Regulation C or Section 7 of the Securities Act.

9.                                       Please revise your summary and elsewhere throughout your prospectus to comply with plain English principles. For example, you should refrain from using embedded lists of information. Please break the information into separate paragraphs or use a bullet point list. You should also use one or more descriptive subheadings to indicate the nature of the information that follows.

In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” section and throughout Amendment No. 1.

The Offering, page 7

10.                                 Please quantify the portion of the proceeds of this offering that will be received by insiders, including KKR and other affiliates. In addition, please identify the number of directors affiliated with the insiders and disclose whether they voted to approve this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 1.

General Information About This Prospectus, page 8

11.                                 Please revise this section to eliminate terms and phrases that do little more than market KKR and its business, including terms such as “one of the oldest and most experienced private equity firms.”

In response to the Staff’s comment, the Company has deleted this disclosure on page 7 of Amendment No. 1 and included modified disclosure on page 86 of Amendment No. 1.  The Company believes that, as revised, the location and substance of this disclosure is substantially comparable to that contained in recent prospectuses for other registrants (see, for example, Rockwood Holdings, Inc. (File No. 333-122764) and PanAmSat Holding Corporation (File No. 333-121463)).

Risk Factors, page 13

12.                                 Please delete the first and third sentences of the second introductory paragraph to this section. You must disclose all risks you believe are material at this time.

In response to the Staff’s comment, the Company has deleted the first and third sentences of the second introductory paragraph to the Risk Factors section on page 13.

13.                                 The subheadings in this section should clearly and succinctly convey the actual risk to an investor and not merely state a fact about your business or describe a generic effect on your company. Please carefully review each subheading with this comment in mind and make revisions as appropriate. See, for example and without limitation, risk factors one, two, four, six, seven, 14, 16, 17, 27 and 29.

In response to the Staff’s comment, the Company has revised the following subheadings in the Risk Factors section (numbering based upon location in Amendment No. 1):  risk factors 1, 2, 4, 5, 6, 7, 13, 15, 24, 25 and 27.  In addition, as noted in the Company’s response to comment 16, prior risk factor 17 (product liability) has been deleted.

14.                                 To the extent possible, please avoid the generic conclusion you make in certain of your risk factors that the risk discussed could adversely affect your business, financial condition and / or results of operations. See, for example and without limitation, risk factors one, four, five, seven, eight, nine, 10, 14, 15, 17, 18 and 28. Instead, replace the language with specific disclosure of how your business, results of operations and / or financial condition would be affected.

In response to the Staff’s comment, the Company has revised the following risk factors to avoid a generic conclusion (numbering based upon location in Amendment No. 1):  risk factors 1, 2, 4, 5, 6, 7, 8, 9, 13, 14, 15, 16 and 26.  In addition, as noted in the Company’s response to comment 16, prior risk factors five (integration of potential acquisitions) and 17 (product liability) have been deleted.

15.                                 Please revise your risk factors to remove the phrases “we cannot assure,” “we cannot provide assurance” and “there can be no assurance.” The actual risk is that the event will occur, not your inability to prevent it. See, for example and without limitation, risk factors six, nine, 14, 16, 17 and, 18.

In response to the Staff’s comment, the Company has revised the following risk factors to remove the phrases noted above (numbering based upon location in Amendment No. 1): risk factors 5, 8, 13, 15 and 16.  In addition, as noted in the Company’s response to comment 16, prior risk factor 17 (product liability) has been deleted.

16.                                 Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” Certain of your risk factors could apply to most issuers. See, for example and without limitation, risk factors five, eight, nine, 17, 22, 23 and 28. Please explain how these risk factors specifically apply to your company and/or this offering or delete them.

In response to the Staff’s comment, the Company has deleted former risk factors five (integration of potential acquisitions), 17 (product liability) and 23 (securities litigation) and has revised the following risk factors to indicate how they specifically apply to the Company:  risk factors 7, 8 and 26.

17.                                 In those risk factors where you disclose a risk related to liabilities or compliance costs, please revise to quantify your exposure, to the extent practicable. See, for example and without limitation, risk factors eight, 14, 15, 16 and 17.

In response to the Staff’s comment, the Company has revised the disclosure in risk factor 15 to quantify potential exposure.  In addition, as previously noted, prior risk factor 17 has been deleted.  With respect to the remaining risk factors noted above, the Company respectfully submits that quantification of the potential exposure is not practicable.

18.                                 Please add risk factors addressing the significant amount of proceeds that will be received by insiders and the effects of a rating downgrade of your company or its debt securities.

In response to the Staff’s comment, the Company has added a risk factor on page 23 addressing the significant amount of proceeds that will be received by insiders.  The Company respectfully submits to the Staff that the inclusion of a risk factor relating to the effects of a rating downgrade is not warranted given that (i) the Company believes that a ratings downgrade in connection with the offering is unlikely given that proceeds received by the Company are being used to reduce the amount of indebtedness outstanding and (ii) no defaults or other material adverse consequences would be expected to result to the Company from a downgrade under the terms of its existing indebtedness.

Our new product launches may not be successful, page 13

19.                                 The disclosure in this risk factor does not discuss the actual risks to an investor associated with new product launches, but rather generically refers to a number of risks inherent in new product line introductions. Please disclose and discuss the material risks to investors associated with new product line introductions.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1.

We have risks associated with our international operations, page 15,

20.                                 We note your disclosure concerning your business with 13 Middle Eastern countries. Please tell us supplementally the names of the countries in which you conduct business. We may have further comment based on your response.

In response to the Staff’s comment, the Company respectfully advises the Staff that the 13 Middle Eastern countries covered by the license granted to its Saudi Arabian licensee, The Mohammed Quasi Asaad & Sons Company (d/b/a Middle East Mattress Factory), are as follows:  Saudi Arabia, Oman, Kuwait, Bahrain, Qatar, Syria, Jordan, Lebanon, Yemen, Egypt, Tunisia, Morocco and the United Arab Emirates.  Sealy does not conduct business in these 13 countries.

We have a substantial amount of indebtedness, which may adversely affect..., page 15

21.                                 Please disclose the amount of your annual debt service payment obligations. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of Amendment No. 1.

KKR controls us and may have conflicts of interest with us or you in the future, page 22

22.                                 The risk described in the fourth and fifth sentences of this risk factor appears to be a material risk that that should be assigned its own descriptive subheading. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1.

Compliance with Section 404 of the Sarbanes-Oxley Act and other..., page 22

23.                                 Please describe the risks to investors associated with the deficiencies referenced in the fifth sentence of this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22-23 of Amendment No. 1.

Dilution, page 27

24.                                 We note the disclosure in the last paragraph of this section. Your comparative table should include shares subject to outstanding options that are held by your officers, directors and affiliated persons. This comparison includes shares that these persons have a right to acquire, as well as shares they already own. See Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully maintains that its presentation of a comparative table based upon actual shares outstanding followed by disclosure regarding outstanding options (shares issuable upon exercise and weighted average exercise price) is more meaningful to investors as it effectively provides such information on both a basic per share and diluted per share basis (with investors able to recalculate the table on a diluted per share basis based upon the supplemental option disclosure).  Moreover, the Company respectfully submits to the Staff that its current presentation is substantially comparable to that contained in recent prospectuses for other registrants (see, for example, Accuride Corporation (File No. 333-121944); ITC Holdings Corp. (File No. 333-123657); and PanAmSat Holding Corporation (File No. 333-121463)).

Unaudited Pro Forma Condensed Consolidated Financial Information, page 28

25.                                 You disclosed in your pro forma statements of operations reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Please expand your disclosure for each adjustment presented, to disclose the amount of each loan being repaid or issued multiplied by its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect, Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) of the new debt. Please also include in your disclosure any assumptions you made in computing the above interest calculations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32-33 of Amendment No. 1.

26.                                 Please expand your disclosures related to your pro forma statements of operations to include a footnote that discusses the components of and assumptions used in computing your pro forma tax expense (benefit) for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of Amendment No. 1.

27.                                 You disclosed pro forma basic and diluted weighted average number of common shares outstanding in your pro forma statements of operations. Please expand your disclosure to include a footnote that reconciles your historic basic and diluted weighted average number of common shares outstanding to the pro forma basic and diluted weighted average number of common shares outstanding, as presented in your pro forma statements of operations for each period presented. Please also include in your footnote any assumptions you used in these pro forma computations.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of Amendment No. 1.

Selected Historical Financial Data, page 37

28.                                 Please expand your disclosure to include information relating to the cash dividends declared per common share. Refer to Item 301 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results..., page 41

Critical Accounting Estimates, page 42

Cooperative Advertising, Rebate and Other Promotional Programs, page 42

29.                                 Your disclosure includes the cost of the programs that were recorded as a reduction of sales and the cost for those recorded as selling, general and administrative expense in 2004. Please expand your disclosure here and in the footnotes to your financial statements to discuss the type of arrangements for which you have recorded a reduction of sales and those that you recorded as selling, general and administrative expense. Please also include the costs recorded in each of these line items for fiscal 2003 and 2002.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1 and respectfully advises the Staff that the requested disclosure may be found under the caption “Revenue Recognition” on page F-11 of Amendment No. 1 and under the caption “Advertising Costs” on page F-15 of Amendment No. 1.

Results of Operations, page 45

30.                                 You have disclosed various components, which have contributed to increases and decreases within your statements of operations line items, including but not limited to, net sales and cost of goods sold. Some of the components you have cited include the following:

•                  higher volume and improved mix;

•                  increased material costs;

•                  new products sold; and

•                  roll-out of new product lines.

Please expand your disclosure to quantify the effects each of these components had on the increases and decreases within the income statement line items, including expenses that offset one another.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46-48 of Amendment No. 1.  The Company respectively advises the Staff that a quantification of effects on results of operations relating to the fiscal year ended December 1, 2002 is not reasonably practicable.

Liquidity and Capital Resources, page 51

31.                                 We note the disclosure in the second sentence of the first paragraph on page 52 that your resources are sufficient to fund your liquidity needs throughout fiscal 2005. This section should also discuss whether your resources are sufficient to fund your liquidity needs on a long-term basis. Please revise accordingly. See Instruction 5 to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1.

32.                                 You disclosed on page 13 that you expect to incur increased costs in the near term associated with the introduction of the new product lines related to your Sealy Posturepedic and TrueForm brands and the training of your employees in the new manufacturing processes. If material, please expand your disclosure to discuss the impact this may have on your liquidity and results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1.

Debt Covenants, page 54

33.                                 Please revise the fifth sentence of the first paragraph of this section to disclose the specific covenants and related definitions. You may not incorporate this information by reference. See Rule 411 of Regulation C.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 1.

34.                                 Please confirm that you are currently in compliance with your debt covenants or revise, as necessary. In addition, please expand your disclosure to indicate whether or not you were in compliance with your debt covenants during the years ended November 28, 2004 and November 30, 2003.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet..., page 56

35.                                 Please discuss your off-balance sheet arrangements in a separately captioned section. See Item 303(a)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1.

36.                                 Please update the table as of a recent date to reflect your April 2005 refinancing. Alternatively, you may include a discussion in this section regarding the impact of your April 2005 refinancing on your contractual obligations. See Instruction 7 to Item 303(b).

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 1.

Business, page 61

37.                                 Please apply our comments in this section to your Prospectus Summary section, to the extent applicable.

In response to the Staff’s comment, the Company has revised the disclosure in the “Summary” section based on the comments in this section, to the extent applicable.

38.                                 Please disclose the information required by Item 101(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of Amendment No. 1.

Recent Results, page 61

39.                                 Please balance the disclosure in this section by discussing your financial results between fiscal 2003 and 2002. It appears that net sales were essentially flat and that domestic sales declined.

The Company respectfully informs the Staff that it has deleted the “Recent Results” disclosure from the “Summary” section in response to the Staff’s comment number six.  “Recent Results” disclosure was also deleted from the “Business” section because it is the Company’s view that this discussion is adequately covered in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and its inclusion in the “Business” section would be duplicative.

Products, page 61.

40.                                 We note the statistic cited in the seventh sentence of the first paragraph on page 62. It does not appear that there is a direct correlation between this statistic and the growth in your industry generally, especially in light of the overall industry growth referenced in the immediately preceding sentence. Please either delete this statistic or explain the correlation.

In response to the Staff’s comment, the Company has deleted the statistic on page 62 of Amendment No. 1.

41.                                 We note your disclosure in the last sentence of this section. Please discuss these plans and new products in greater detail. Also explain what you mean by “placements.” Please also comply with this comment in the fifth paragraph on page 68.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 69 of Amendment No. 1.

Other Company Information, page 70

42.                                 Please disclose the information required by Items 101(c)(iv), (c)(x) and (c)(xi) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61, 71 and 72 of Amendment No. 1.

Licensing, page 70

43.                                 Please briefly discuss the material terms of your licensing agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71-72 of Amendment No. 1.

Management, page 74

Directors and Executive Officers, page 74

44.                                 Please revise this section to present your executive officers and directors as of the completion of this offering, rather than as of the end of your second fiscal quarter.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1.

45.                                 Please confirm to us that you have disclosed all information required by Item 401(e)(2) of Regulation S-K.

The Company advises the Staff that based on information received by the Company to date from such individuals, the current disclosure is accurate as of the date hereof, and that the Company will revise the disclosure in a subsequent pre-effective amendment to the extent that any changes are required.

46.                                 Please briefly describe Mr. Johnston’s business experience during the past five years. Please also briefly describe the nature of the responsibilities performed by Messrs. Brown, Carroll and Stuart in their employment positions. See Item 401(e)(l) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures on pages 77-78 of Amendment No. 1.

Board of Directors, page 76

Composition of the Board of Directors, page 76

47.                                 Please identify your independent directors.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s board of directors has not made a determination as to the identity of its independent directors.  The Company intends to include this disclosure in a subsequent pre-effective amendment to the Registration Statement once such determination has been made.

48.                                 Please discuss Bain Capital’s right to designate a member of your board. In this regard, we note the disclosure in the fifth paragraph on page 85.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 1.

Option Grants in Last Fiscal Year, page 79

Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End Values, page 79

49.                                 We note that you have no existing trading market for your common stock. With respect to calculating the potential realizable values and option values in the two tables, please refer to Section IV.C. of SEC Release 33-7009. The release states that you may use the mid-point of the offering price in calculating these values in lieu of using the fair market value on the dates of grant or as of the end of the applicable fiscal year end. Please also explain in reasonable detail the valuation method you elect to use in a footnote to each table.

In response to the Staff’s comment, the Company has revised the Aggregated Options table and accompanying footnotes on pages 82-83 of Amendment No. 1.  The Company respectfully advises the Staff that the valuation method used to calculate the potential realizable values in the Option Grants table is disclosed in a footnote to this table.

Compensation Pursuant to Plans and Other Arrangements, page 80

50.                                 Please disclose the information required by Item 402(e) of Regulation S-K. In this regard, we note the disclosure set forth in Note 13 to your annual financial statements and Note 11 to your quarterly financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 1.  In addition, the Company respectfully submits that no pension plan disclosure pursuant to Item 402(f) of Regulation S-K is required as no named executive officer participates in a defined benefit plan.

Rollover and New Put Options – 2004 Stock Option Plan, page 80

51.                                 Please disclose the number of shares underlying options granted under the 2004 option plan and the number of shares underlying Rollover Options.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

Executive Employment Agreements, page 80

52.                                 Please disclose the material terms of your employment agreements. It appears that the employment agreements contain provisions regarding termination and severance, as well certain non-compete and confidentiality covenants.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 1.

Sealy Corporation 1998 Stock Option Plan, page 80

53.                                 Please disclose the number of shares underlying options you have granted under the 1998 option plan. Please also clarify whether additional shares are reserved for issuance under the 1998 option plan.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

Principal and Selling Stockholders, page 83

54.                                 Please disclose how the selling security holders received the shares to be offered for resale and any material relationship that the selling security holders have had with your company over the last three years. Alternatively, please provide cross references to this information. See Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully informs the Staff that no definitive determination has been made with respect to the identity of the selling security holders.  Once the selling security holders have been identified in a subsequent pre-effective amendment to the Registration Statement, the Company intends to provide the disclosure requested by the Staff.

55.                                 Please disclose the natural persons with dispositive voting or investment control of each selling security holder that is not a natural person.

In response to the Staff’s comment, as noted in the Company’s response to comment 54 above, no definitive determination has been made with respect to the identity of the selling security holders.  However, the Company respectfully submits that the disclosure of beneficial ownership of natural persons with respect to selling security holders is not required pursuant to Item 507 of Regulation S-K or otherwise, nor is such information customarily disclosed in registration statements containing selling security holders.  The

Company agrees that, with respect to principal stockholders, such information is required pursuant to Item 403(a) of Regulation S-K.  Accordingly, such information has been provided in Amendment No. 1 on pages 87-88 with respect to KKR Millenium GP LLC (it being the understanding of the Company that disclosure of beneficial ownership of natural persons is not required when the principal stockholder is itself a public company such as Northwestern Mutual Life Insurance Company).

56.                                 Your calculation of beneficial ownership is dated as of May 29, 2005. You are required to calculate beneficial ownership as of the most recent practicable date. Please revise accordingly. See Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 1 to calculate beneficial ownership as of July 31, 2005.

Certain Relationships and Related Party Transactions, page 85

57.                                 Please state whether you believe the terms of your arrangements with KKR and Capstone Consulting LLC are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1.

Management Services Agreement, page 86

58.                                 Please clarify the disclosure you are referencing in the cross reference set forth at the end of this section.

In response to the Staff’s comment, the Company has deleted the cross reference on page 90 of Amendment No. 1.

Transactions with Capstone, page 87

59.                                 Please disclose the identity of the board member referenced in this section and briefly describe the consulting services provided to your company by Capstone Consulting LLC. In addition, please disclose the amount of fees paid in fiscal 2004. In this regard, we note the disclosure in the third sentence of the second paragraph on page F-39.

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and F-41 of Amendment No. 1.

Description of Indebtedness, page 88

Senior Secured Credit Facilities, page 88

60.                                 Please disclose the amount outstanding under your credit facility as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Shares Eligible For Future Sale, page 96

61.                                 We note the disclosure in the second paragraph of the section entitled “Lock-Up Agreements” on page 97. Please disclose the percentage of both the outstanding and issuable shares of common stock that will be subject to lock-up agreements, as well as the percentage that will not be subject to lock-up agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1.  The Company respectfully advises the Staff that it intends to disclose the actual percentages requested by the Staff as soon as such information becomes available.

62.                                 We note that the representatives of the underwriters may release shares from the lock-up agreements in their sole discretion. Please briefly describe those factors that the representatives may likely consider in determining to release shares. In addition, please discuss whether the representatives have any current intentions to release shares.

In response to the Staff’s comment, the Company confirms that certain of the Representatives (as defined below) may release shares from the lock-up agreements in their sole discretion.  However, as of the date of this letter, the Company and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC, as representatives of the underwriters (the “Representatives”) have not determined which of the Representatives will have the authority to release shares from the lock-up agreements in their sole discretion.  All of the Representatives have advised the Company that there are no specific criteria for the release of the lock-up agreements, and that they cannot in advance determine the circumstances under which a release might be granted.  Any release will depend on the facts and circumstances existing at the time.  Among the factors that the Representatives may consider in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of the Company’s common stock, historical trading volumes of the Company’s common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

The Representatives have further advised the Company that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Underwriting, page 101

63.                                 Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures, If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section.

In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

In response to the Staff’s comment, Citigroup Global Markets Inc. has informed the Company that it or its affiliates may engage in the electronic offer, sale or distribution of the shares of common stock and that such activities will be conducted in accordance with procedures previously reviewed by the Staff.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the Representatives have indicated to the Company that they will include the following language in a communication to potential syndicate members.  “Online distribution of common stock of Sealy Corporation may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission.  By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Additionally, the Company has revised the disclosure on page 109 of Amendment No. 1 to include the following language.  “A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives and may also be made available by websites maintained by other underwriters.  The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders.  Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.”

Neither J.P. Morgan Securities Inc. nor Banc of America Securities LLC nor any of their respective affiliates intends to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons on any electronic distribution website or platform.  As a convenience, J.P. Morgan Securities Inc. and Banc of America Securities LLC may transmit an electronic version of the prospectus by email to clients upon their individual requests.  Neither J.P. Morgan Securities Inc. nor Banc of America Securities LLC will rely upon any such requested electronic deliveries to satisfy their respective prospectus delivery requirements.

If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, the Company will promptly supplement this response to provide a description of their procedures.

64.                                 Please advise us as to whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

In response to the Staff’s comment, the Representatives have informed the Company that they expect to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed the Representatives that they are posting such road show presentation in accordance with applicable no-action letters.  In its agreement with each of the Representatives, YahooNet Road Show agrees to conduct Internet roadshows in accordance with applicable no-action letters from the Staff.  Each of the Representatives has previously provided to the Staff copies of their respective agreements with YahooNet Road Show.

Citigroup Global Markets Inc. has informed the Company that it also intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering.  Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only.  The final prospectus and related confirmations will be delivered in hard copy through existing processes.  In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.  Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus.  Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

Citigroup’s use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004 and, Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not changed.

Banc of America Securities LLC has advised the Company that it also may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting these documents on the i-Deal website.  These customers will also be sent a hard copy of the preliminary prospectus and any amendment thereto.  Electronic versions of the preliminary prospectus and any amendments thereto will be made available to those customers only as a convenience.  Banc of America Securities LLC will not be relying on electronic delivery to meet its delivery obligations under the federal securities laws.  No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act.  Banc of America Securities LLC will only deliver hard copies of the final prospectus to its customers.  The Company understands that Ms. Kristina Wyatt of the Staff is currently reviewing Banc of America Securities LLC’s procedures.

The Company will promptly supplement the prospectus with information relating to any third party arrangement to host or access the preliminary prospectus on the Internet as such information becomes available.

65.                                 We note the disclosure in the fifth paragraph on page 103 regarding the directed share program. Please advise us as to how the directed share program will work and provide to us copies of any materials provided to potential purchasers of the reserved shares. In addition, please advise us as to how the program procedures will ensure that the program complies with Section 5 of the Securities Act.

The Company and Citigroup Global Markets Inc. will work together to operate the directed share program.  The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.  Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:

•                  The Company proposes to deliver by first class mail or by Federal Express or other reputable overnight courier the pre-screen letter to potential purchasers prior to printing the preliminary prospectus in order to gauge which invitees are interested in receiving directed share program materials.

•                  The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•                  If the potential purchaser has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver the Indication of Interest (“IOI”) Form (to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9 (the Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification) and the Lock-Up Agreement, so that they are each received by Citigroup Global Markets Inc. on or before a specified date.

•                  When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program.  Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•                  Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase shares, a copy of the final prospectus and a written confirmation of the offer and sale.

•                  Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934, as amended.  If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date then Citigroup Global Markets Inc. will notify the Company of the same and Citigroup Global Markets Inc. will then sell such shares into the open market.

•                  The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the New Account Information Form, the Form W-9 and the Lock-Up Agreement.  Participants may also use the website to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.

The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•                  a pre-screen letter to potential purchasers from the Company, described above;

•                  a cover letter to potential purchasers from Citigroup Global Markets Inc.;

•                  a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•                  an IOI Form, described above;

•                  a New Account Form in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);

•                  a Form W-9;

•                  a Lock-Up Agreement, described below; and

•                  a copy of the preliminary prospectus.

The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program, except the purchasers described below; to agree that for a period of 25 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program.  Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The Company’s officers, directors and certain selling stockholders will agree that, for a period of 180 days from the date of the prospectus, they will not offer to sell, dispose of or hedge any shares of their common stock purchased in the directed share program.  Additionally, certain members of the Company’s management will agree that the shares they purchase in the directed share program will remain subject to the restrictions on transfer forth in the Management Stockholder’s Agreement to which such members of management are a party.

A copy of the directed share program materials are being provided to the Staff supplementally.  These materials represent Citigroup Global Markets Inc.’s form of directed share program materials, which, other than the pre-screen letter, have previously been reviewed by Kristina S. Wyatt of the Staff.

As described in the directed share program materials, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

•                  Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted or required by Rule 134;

•                  Requiring each directed share program participant to acknowledge, by signing the IOI Form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that the IOI Form may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the Registration Statement;

•                  Providing that a potential purchaser’s submission of a completed IOI Form involves no obligation or commitment of any kind, and by completing the IOI Form, the person is not binding himself or herself to purchase any shares; and

•                  If the potential purchaser confirms his or her intention to purchase shares, Citigroup Global Markets Inc. will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

Financial Statements for the years ended November 29, 2004 and November 30, 2003

66.                                 Please address the comments below in your financial statements and related notes thereto for the period ended February 27, 2005 as well.

The Company acknowledges the Staff’s comment and, where appropriate, has revised the disclosure relating to the period ended May 29, 2005 as well as for the years ended November 29, 2004 and November 30, 2003.

67.                                 Please update your disclosures here and elsewhere in the filing to include financial information through May 29, 2005. See Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to include financial information through May 29, 2005.

68.                                 Please tell us the facts and circumstances you considered in concluding the merger with the affiliates of KKR did not constitute a change in basis requiring push-down accounting. In your response, please include the consideration you gave to the role of rollover stockholders with respect to collaborative groups. Refer to SAB Topic 5:J and EITF Topic D-97.

The Company evaluated the merger as follows:

The Recapitalization Transaction

On April 6, 2004, KKR acquired approximately 91.6% of the Company’s voting capital stock. Certain of the Company’s existing shareholders, including affiliates of Bain Capital, LLC (“Bain”) and certain members of management (together with Bain the “Rollover Shareholders”), retained an approximately 8.4% interest in the Company’s stock. After the Recapitalization, Bain held one of eight seats on the Company’s Board of Directors.

The transaction was effected as follows:

1.                                       Sealy Holding LLC (“Sealy LLC”), a wholly owned subsidiary of KKR, formed Sealy Acquisition Corp, a transitory merger company.

2.                                       Sealy Acquisition Corp. merged with and into the Company, with the Company surviving the merger.

3.                                       The net proceeds from debt issued by Sealy Mattress Company (a wholly owned subsidiary of the Company) totaling $1,050 million, together with existing cash of $128.8 million and $436.1 million of equity invested by KKR through Sealy LLC, were used to purchase a portion of the outstanding equity, redeem a portion of outstanding stock options, repay existing indebtedness and accrued interest and to pay fees and other transaction costs.

4.                                       In the merger, all shares of the B, L, and M common share classes were redeemed by the Company and cancelled.  Of the 13.5 million class A common shares owned by the Rollover Shareholders immediately prior to the Recapitalization, 11.2 million of the shares were redeemed and 2.3 million were retained by the Rollover Shareholders.

5.                                       Immediately after the transaction and giving effect to a 3.4924 for 1 stock split that took place at that time, ownership of the Company was as follows:

	Shares of Class		Percent of
Shareholder	A Common Stock	Value	Total
KKR (through Sealy LLC)	87,210,000	436,050,000	91.58%

Bain	3,331,429	16,657,145	3.50%
Harvard	1,324,322	6,621,610	1.39%
SILLC I	2,006,551	10,032,755	2.11%
SILLC II	1,003,274	5,016,370	1.05%
SILLC III	334,424	1,672,120	0.35%
Bain and affiliates	8,000,000	40,000,000	8.40%

Management	23,199	115,995	0.02%
Total	95,233,199	476,165,995	100.00%

As set forth above, the Rollover Shareholders retained an ownership interest of 8.42%, of which management owned .02%.  All of the B, L and M classes of stock were redeemed in the Recapitalization and cancelled.  The class A common shares issued to KKR were the same as those retained by the Rollover Shareholders.  All of the shareholders in the table above other than KKR and management are affiliated entities.

For purposes of the accounting evaluation the Company performed of the Recapitalization, each investor was considered individually, but for purposes of simplicity Bain and its affiliates are referred to in the analysis below collectively as the “Bain Shareholders.”  The Bain Shareholders all hold the same class A common stock and considering them collectively and individually results in the most conservative accounting analysis.  Further, as set out in the table above, the amount of equity retained by management was insignificant qualitatively and quantitatively.  While the Company does not consider management part of a collaborative group with KKR or the Bain Shareholders based on its contemporaneous analysis, management’s interest is not discussed in detail in this analysis since the limited magnitude of that interest would not impact the outcome.

Accounting Considerations

To analyze the potential accounting effects of the Recapitalization, the Company considered SFAS No. 141 Business Combinations (“FAS 141”), EITF Issue 88-16, Basis in Leveraged Buyout Transactions (“EITF 88-16”), Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances (“SAB 54”) and EITF Topic D-97, Push-Down Accounting (“D-97”).  The Company concluded based on analysis of this guidance that a new basis of accounting would not be appropriate at the Company reporting level because a change of control did not occur as a result of the Recapitalization.  The Company’s detailed consideration of this guidance is as follows:

EITF 88-16:

In analyzing whether the guidance contained in EITF 88-16 applies to the investment by KKR in the Company, the Company considered the scope paragraph, which states, in part:

To distinguish an LBO transaction within the scope of this Issue from other business combinations, the LBO should be effected in a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions that result in the acquisition by NEWCO of all previously outstanding common stock of OLDCO; that is, there can be no remaining minority interest…(emphasis added and footnote omitted)

Thus, EITF 88-16 applies to transactions whereby a single NEWCO acquires all of the outstanding common stock of an OLDCO.  In the Recapitalization, KKR did not acquire all of the outstanding stock of the Company.  Since there is a remaining minority interest (specifically an 8.4% interest by the Bain Shareholders) in this transaction, EITF 88-16 is not applicable.

FAS 141:

Paragraph 9 of FAS 141 states, in part:

For purposes of applying this statement, a business combination occurs when an entity acquires the net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities. (emphasis added)

Footnote 5 of FAS 141 discusses control and states:

Control is generally indicated by “ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company,” although control may exist in other circumstances.  (References removed)

At the Sealy LLC level, FAS 141 could apply.  However at the Company level, the basis acquired by Sealy LLC would be reflected in the financial statements only by the application of push-down accounting, which is discussed below.

Push Down Accounting

SAB 54 states the following:

Question 2: What is the staff’s position if Company A acquired less than substantially all of the common stock of Company B or Company B had publicly held debt or preferred stock at the time Company B became wholly owned?

Interpretative Response: The staff recognizes that the existence of outstanding public debt, preferred stock or a significant minority interest in a subsidiary might impact the parent’s ability to control the form of ownership. Although encouraging its use, the staff generally does not insist on the application of push down accounting in these circumstances.

Under SAB 54, push-down accounting is not required at the Company level because KKR did not acquire substantially all of the voting interest of the Company as a result of the Recapitalization.

D-97 states the following with respect to the acquisition of “substantially all”:

The SEC staff believes that the views in SAB 54 also should be followed in the context of a company that becomes substantially wholly owned as a result of a series of related and anticipated transactions.  In determining whether a company has become substantially wholly owned, the SEC staff has stated that push-down accounting would be required if 95 percent or more of the company has been acquired (unless the company has outstanding public debt or preferred stock that may impact the acquirer’s ability to control the form of ownership of the company), permitted if 80 percent to 95 percent has been acquired, and prohibited if less than 80 percent of the company is acquired. (emphasis added)

As stated above, KKR acquired 91.58% of the voting equity of the Company, less than the threshold described in EITF D-97 for push-down accounting to be required.

Accordingly, the Company elected not to push down KKR’s basis in the Company’s financial statements.

D-97- Collaborative Groups

SAB 54 addresses situations where a single company, or a single company and related persons acquire substantially all of the common stock of an entity.  In D-97, the SEC provided interpretive guidance for circumstances where more than one investor acquired substantially all of a company.  D-97 states, in part:

For purposes of determining whether a company has become “substantially wholly owned” as the result of a single transaction or a series of related and anticipated transactions in which investors acquire ownership interests, the SEC staff believes that it is appropriate to aggregate the holdings of those investors who both “mutually promote” the acquisition and “collaborate” on the subsequent control of the investee company (the collaborative group).  That is, the SEC staff believes that push-down accounting is required if a company becomes substantially wholly owned by a group of investors who act together as effectively one investor and are able to control the form of ownership of the investee.

The SEC staff believes that under a “mutual promotion and subsequent collaboration” model, a member of a collaborative group would be any investor that helps to consummate the acquisition and works or cooperates with the subsequent control of the acquired company.  For purposes of assessing whether an investor is part of a collaborative group, the SEC staff believes that a rebuttable presumption exists that any investor investing at the same time as or in reasonable proximity to the time others invest in the investee is part of the collaborative group with the other investor(s).

Thus, a rebuttable presumption exists that KKR and the Bain Shareholders either separately or collectively may be part of a collaborative group.  D-97 provides further guidance on whether the rebuttable presumption can be overcome and states, in part (note that for presentation purposes, all additional quotes from D-97 in this section will continue to be indented, but will not be preceded by an introductory paragraph or reference to D-97):

Determination of whether such a presumption is rebutted necessarily will involve the consideration of all pertinent facts and circumstances.  Among the factors considered by the SEC staff that would be indicative of an investor not being part of a collaborative group include:

I.                 Independence

•                                          The investor is substantive.  For example, the investor is an entity with substantial capital (that is, comparable to that expected for a substantive business with similar risks and rewards) and other operations.  In contrast, an investor that is a special-purpose entity whose only substantive assets or operations are its investment in the investee generally would not be considered substantive.

Company Consideration:  Each of the investors (KKR and the Bain Shareholders) is substantive.  Each of the investors has significant investment holdings in addition to their interest in the Company.  Further, the retained interest by the Bain Shareholders is itself substantive, comprising $40 million of equity (based upon value as of the Recapitalization Date) or 8.4% of the voting common equity of the Company.

•                                          The investor is independent of and unaffiliated with all other investors.

Company Consideration:  KKR is independent of and unaffiliated with the Bain Shareholders.

•                                          The investor’s investment in the investee is not contingent upon any other investor making investments in the investee.

Company Consideration:  KKR’s investment in the Company was not contingent on any other investor making an investment.  KKR accommodated the Bain Shareholders’ desire to retain an interest in the Company to participate in the potential upside of the operations of the Company after the Recapitalization.

•                                          The investor does not have other relationships with any other investor that are material to either investor.

Company Consideration:  KKR did not have any material relationships with the Bain Shareholders.

II.             Risk of Ownership

•                                          The investor is investing at fair value.

Company Consideration:  KKR invested at fair value in an arms length transaction that included a competitive bidding process.  The ownership of the Bain Shareholders is a retained interest.

•                                          The investor invests funds from its own resources.

Company Consideration:  KKR’s investment and the investments previously made by the Bain Shareholders were made with funds from each investor’s own resources.

•                                          The investor fully shares with all other investors in the risks and rewards of ownership in the investee in proportion to its class and amount of investment.  That is, the investor’s downside risk or upside reward are not limited, and the investor does not receive any other direct or indirect benefits from any other investor as a result of investing in the investee.  All investors own the same class A common stock and there are no other agreements among the shareholders.

Company Consideration:  All investors share in the risks and rewards of ownership in the Company in proportion to the amount of investment.  That is, the investors upside reward or downside risk are not limited.  No investor receives any direct or indirect benefit from any other investor as a result of investing in the Company.

•                                          The funds invested by the investor are not directly or indirectly provided or guaranteed by any other investor.

Company Consideration:  KKR’s funds invested were not provided by and were not guaranteed directly or indirectly by any of the Bain Shareholders or any other party.  KKR does not directly or indirectly guarantee any funds or investments for the other investors.  There are no guarantees provided among any of the investors regarding the investment of each in the Company or any other investment.

•                                          The investor is at risk only for its own investment in the investee and not another’s investment in the investee.  That is, the investor is not providing or guaranteeing any part of another investor’s investment in the investee.

Company Consideration:  All investors are at risk only for their investment and there are no guarantees provided among any of the investors for the investment of each in the Company or any other investment.

III.         Promotion

•                                          The investor did not solicit other parties to invest in the investee.

Company Consideration:  KKR invested in the Company as the result of its participation in a competitive bidding process and did not solicit other investors.

IV.         Subsequent Collaboration

•                                          The investor is free to exercise its voting rights in any and all shareholder votes.

Company Consideration:  Each investor is free to exercise its voting rights in any and all shareholder votes.

•                                          The investor does not have disproportionate or special rights that other investors do not have, such as a guaranteed seat(s) on the investee’s board, required supermajority voting rights for major or significant corporate decisions, guaranteed consent rights over corporate actions, guaranteed or specified returns, and so forth.

Company Consideration:  The Bain Stockholders Agreement (see Exhibit 10.13 to the Registration Statement) provides the Bain Shareholders with board representation approximate to its collective ownership interest.  The agreement provides that the Bain Shareholders retain one board seat for at least two years as long as the Bain Shareholders investment in the Company is at least 5%.  It is not uncommon in such situations for minority interests to be provided reasonable board representation and accordingly, one board seat was provided to the Bain Shareholders.  Further, there are no voting restrictions on any investor’s board representative, including operating matters referred to the board.  There are no disproportionate or special rights.

•                                          The investor’s ability to sell its investee shares is not restricted, except as provided by the securities laws or by what is reasonable and customary in individually negotiated investment transactions for closely held companies (for example, a right of first refusal held by the investee on the investor’s shares in the event of a bona fide offer from a third party).

Company Consideration:  Under the Bain Stockholders Agreement, Bain Shareholders are restricted from transferring their ownership in the Company for two years from the date of the agreement (other than transfers to affiliates) unless there is an initial public offering of Company.  If such a sale should occur, the other investors have customary tag-along rights and may be dragged along.  After two years of ownership, if the Company is still a private company, KKR has the right of first refusal for the purchase of an investor’s shares.  Although the transfer of shares is restricted during the first two years of ownership, such a provision is reasonable and customary in a closely held entity owned by private equity investors.

Based on the pertinent factors in D-97 and the Company’s evaluation of each as set forth above, the Company believes the rebuttable presumption in D-97 has been overcome and that KKR and the Bain Shareholders are not part of a collaborative group that has acquired substantially all of the voting interest of the Company.  Based on this analysis and analysis of EITF 88-16, FAS 141 and SAB 54, the Company believes that the Recapitalization did not result in a change in control of the Company and thus did not constitute a change in basis requiring push-down accounting.

Statement of Stockholders’ Deficit, page F-7

69.                                 You disclosed on pages 6, F-I7, and elsewhere in the document that new Class A common stock was issued to KKR for cash and that the Rollover Stockholders retained their Class A common stock in proportion to their respective ownership interests. Based on the information included in your statement of stockholders’ equity, it appears as though the common stock related to the Rollover Stockholders was cancelled and reissued. Please expand your disclosures to discuss any significant changes in the terms of the Class A common stock. Please advise or revise accordingly.

In response to the Staff’s comment, the Company respectfully advises the staff that the class A common stock retained by the Rollover Stockholders was not cancelled and reissued.  However, immediately after the Recapitalization, the Company declared a 3.4924-to-one stock split.  In connection with the stock split, the Company also amended its articles of incorporation to increase the number of authorized class A shares and reset the par value of common shares back to $0.01 per share.  There was no creation of a new class A common stock or any other changes in its terms.  The stock retained by the Rollover Stockholders is the same class A stock issued to KKR in the Recapitalization.  The Company has revised the disclosure on page F-7 of Amendment No. 1 to clarify the class A stock repurchased and issued in the Recapitalization.

Statements of Cash Flows, page F-8

70.                                 You disclosed on page 52 that in the second quarter of 2004, you received $4.6 million of proceeds from the sale of your former Randolph, Massachusetts facility. Please tell us where this is classified on your statements of cash flows.

In response to the Staff’s comment, the Company advises the Staff that such amount is classified under “cash flows from investing activities” on the Company’s statement of cash flows for the six months ended May 29, 2005.  The Company has revised the disclosure on page 53 of Amendment No. 1 to clarify that the facility ceased operations in the second quarter of 2004 and was sold in December 2004.  Therefore, the cash flow resulting from the sale is reported in the statement of cash flows during the six months ended May 29, 2005, while the asset impairment resulting from the plant closure was recognized during the fiscal year ended November 29, 2004 and is included under “Plan/Business closing and restructuring charges” in the statement of operations.

71.                                 Please present cash flows related to the changes in other assets separately from those related to the change in other liabilities, rather than combining them in the other, net line item of your cash provided by operating activities section. See SFAS 95.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of Amendment No. 1 to clarify the descriptive captions to better reflect the contents of the line items previously referred to as “other.”  The line item now captioned “Other non-current liabilities” contains only changes in non-current liabilities except to the extent that changes in components of that balance sheet line item were required to be included elsewhere in the statement of cash flows.

Notes to Financial Statements for the years ended November 29, 2004 and November 30, 2003

Note 1: Significant Accounting Policies, page F-9

72.                                 You disclosed on page 18 that you hold over 300 worldwide trademarks, which you believe have significant value. Please expand your disclosure to discuss your policies relating to any acquired trademarks, including, but not limited to the following:

•                  your accounting policy, including the number of years over which you amortize your trademarks;

•                  the amount recorded at each of the balance sheet dates relating to trademarks; and

•                  the amount and line item that any related amortization was included in for each period presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that the cost of acquired trademarks on its books is de minimis.  Of the 300 trademarks, most were either developed internally, for which the cost of development is expensed as incurred, or are held under license agreements, which either provide for ongoing royalty payments over the term of the license or are capitalized and amortized over the term.  The cost and amortization of such acquired licenses may be found on page F-22 of Amendment No. 1.

73.                                 Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of Amendment No. 1.

74.                                 You disclosed on page F-11 that you include shipping and handling costs associated with the delivery of finished mattress products to your customers in selling, general and administrative expenses. Please disclose the types of expenses that you include in the cost of goods sold line item and the other types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

•                  in MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and F-11 of Amendment No. 1.

Use of estimates, page F-12

75.                                 You disclosed on page 12 that the line item, other in 2003 contains changes in certain accounting estimates. Please expand your disclosures to describe the nature of the changes in accounting estimates and the corresponding line item and amount recorded for each of these changes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 40 and F-12 of Amendment No. 1.

Checks Issued In Excess of Funds on Deposit, page F-13

76.                                 Please expand your disclosure to discuss how you classify the amount relating to checks issued in excess of funds on deposit in your statements of cash flows. If, as we assume, they are taken into account in computing your net cash used in financing activities, please expand your note to so state. If our assumption is incorrect, please amend your statements of cash flows to properly classify these as financing activities. Refer to AICPA Technical Practice Aids Section 1300.15.

In response to the Staff’s comment, the Company advises the Staff that the change in the amount of checks issued in excess of funds on deposit is included in cash flows from operating activities as opposed to financing activities.  The Company respectfully submits that there exists a generally accepted distinction between the treatment of a “bank overdraft” in which the bank has honored checks presented for payment in excess of available funds on deposit in the account (a negative bank statement account balance), versus a “book overdraft” in which the amount of outstanding checks not yet presented for payment exceeds the balance in the account per the bank (a negative general ledger account balance).  Accordingly, the Company believes that it is acceptable practice to classify changes in book overdrafts among operating activities, while bank overdrafts represent a form of financing and any changes therein must be included among financing activities. All of the amounts reported as an excess of checks issued over funds on deposit at November 28, 2004 and November 30, 2003 represent book overdrafts and the changes therein have been classified as operating activities accordingly.

Supply Agreements, page F-13

77.                                 You disclosed that you enter into long-term supply agreements with your customers. Please expand your disclosure to discuss the types of agreements you enter into and the general terms of these contracts. Please include in your disclosure the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A.

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of Amendment No. 1.

Warranties, page F-15

78.                                 Please expand your disclosure here and in your MD&A to discuss the components of your warranty reserve that resulted in a 52% increase from fiscal 2003 to 2004, any relevant trend information, and your expectation of the impact on future liquidity and results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and F-15 of Amendment No. 1.

79.                                 You disclosed that the warranties you provide to your customers range from one to twenty years. Based on the information presented in your warranty disclosure, it appears as though the claims you have deducted from your accrued warranty reserve during each year shown exceed the ending balance from the prior year. Please provide us with a more detailed analysis of the changes in your accrued warranty reserve, including the following for the fiscal years 2000 through 2004 and for the interim period ended May 29, 2005:

•                  please provide us with a breakdown of the beginning accrued warranty reserve balance, showing separately the portion of the balance relating to each sales year still under warranty;

•                  please provide us with the components of your warranty claims presented in your reconciliation, specifically tell us the amount recorded and portion of the claims related to sales separately by each year still under warranty;

•                  please breakout the provision portion of your reconciliation to include the amount that relates to the current year provision and the amount recorded as an adjustment to each prior year estimate; and

•                  please provide us with a breakdown of the ending accrued warranty reserve balance, showing separately the portion of the balance relating to each sales year still under warranty.

In response to the Staff’s comment, the Company has provided on Exhibit A a summary schedule showing the annual development of its reserve for product warranty claims for each fiscal year beginning in 2000 and through the six months ended May 29, 2005. The Company also respectfully advises the Staff that it is unable to provide a detail of warranty reserves and claims as they may relate to a specific sales year due to prior limitations on its ability to gather and maintain data of that nature.  This is due in part to the fact that it is typically not cost effective to perform repairs on a defective bed and return it to a customer, therefore the Company typically satisfies its warranty obligation by providing the customer with a replacement product while the defective bed is sold “as-is” at a deep discount or discarded.  As a result, repair records related to specific products or lots have not been historically maintained, as opposed to certain other industries such as automotive manufacturing. Furthermore, the product identification tags bearing manufacture information are often damaged or completely missing from returned beds, further impairing the Company’s ability to maintain specific records.

SFAS 5, Accounting for Contingencies, requires that a liability for product warranties be recorded to the extent that it is probable of assertion and reasonably estimable. As a result of the limitations on available data as noted above, the Company has historically relied on an analytical approach to its estimation of the required reserve for warranty returns. Such approach involved the evaluation of sales and product return trends to estimate the appropriate level of the reserve, and was utilized prior to fiscal 2004. The Company has identified accounting for warranties as a critical estimate, as has been reported under item 7 of Sealy Corporation’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003 and Sealy Mattress Corporation’s Annual Report on Form 10-K for the fiscal year ended November 28, 2004.  Beginning in the late 1990’s, the Company observed increases in returns due primarily to the growth in sales for higher price point bedding and began considering the need for additional information to manage this trend.  In late 2003, the Company gathered specific data on returns from a sample of plants from which a manual calculation was performed to determine an estimate of the average age of the returned beds. This average age was applied to the aggregate manufacture cost of actual returned beds to determine an estimated reserve for future warranty returns.  Because of the limited nature of the sample, the results were only used to augment the Company’s analytical approach at November 30, 2003 as well as to provide information to facilitate the development of a more systematic approach to gathering returns information. In the first half of 2004, an enhanced returns authorization process was implemented to significantly improve the capture and processing of return information providing a central database in which to record return date, manufacture date and return reason codes. Because many of the mattresses returned did not include the product identification tags or the tags were damaged to such a degree as to be illegible, the process was further improved in August of 2004 when the Company began placing bar code information on the bottom of its single-sided mattress products, where such labels are least likely to be damaged or removed.  During 2004, the Company changed from its former analytical approach for the estimation of its warranty liability to a method based on the application of a calculated average age of warranty returns to the manufacture cost of returned beds for the period.  The Company believes this method provides a better estimate of the potential exposure for warranty returns.   Furthermore, product return data accumulated under the new system indicates the average age of returns to be approximately 465 days as of May 29, 2005 with greater than 75% being returned in the first two years after sale.

As a result of the improvement in the quality and quantity of product return data during 2004, the Company revised its calculation of the required reserve significantly upward based on the average age of returned beds and improved warranty return identification. Through May 29, 2005, the database has continued to mature and stabilize, with increases in the dollar amount of warranty return claims due primarily to higher unit values associated with newer products, while the velocity of returns has slowed due to improved management of warranty issues, including communication with retailers to better manage the warranty claims process.  This has resulted in essentially no growth in the reserve at May 29, 2005 as compared with November 28, 2004.  The Company anticipates that future growth trends in the warranty provisions and reserve balance will not exceed growth trends in sales volume and unit prices.

Note 4: Stock Based Compensation, page F-19

80.                                 We read your correspondence filed on July 19, 2005 relating to the methodology you used in determined the fair value of the issuances of your common stock and stock options. Please provide to us a more detailed analysis of the facts and circumstances you considered in determining the fair value of the issuances of your common stock and stock options for the following dates:

•                  January 11, 2005;

•                  January 12, 2005;

•                  April 6, 2005; and

•                  any additional issuances during fiscal year 2005.

In your analysis please include factors you considered in determining the fair value of the issuances, including, but not limited to the following:

•                  any changes in your results of operations;

•                  material agreements entered into; and

•                  significant milestones achieved.

In addition to the above, please also provide to us more clarification on how you determined the following to be viable measures for determining the fair value of the issuances:

•                  adjusted EBITDA;

•                  the multiple of x9; and

•                  a 20% discount.

We may have further comments after you determine the price in which you intend to sell your common stock in this offering.

In response to the Staff’s comment, the Company notes preliminarily that no sales of common stock or grants of stock options have taken place during fiscal year 2005 other than as set forth in the Company’s July 19, 2005 letter to the Staff.

With respect to the January 11, 2005 common stock sale and the January 12, 2005 stock option grants, as noted in the July 19, 2005 letter, the Company’s board of directors determined that the July 2004 transactions continued to be the best indication of fair value for Sealy’s common stock.  The material facts and circumstances considered by the Company’s board of directors in reaching this determination of the fair value of the January 2005 transactions were that, between July 2004 and January 2005, there had been:

•                  no other third-party sales of Sealy common stock,

•                  no significiant milestones achieved,

•                  no material agreements entered into,

•                  no material changes in Sealy’s prospects, financial condition or operations, and

•                  no material changes to industry or general economic conditions.

With respect to the determination of fair values for the April 6, 2005 transactions, the Company’s board of directors principally took into account the fact that the Company’s results of operations for the fourth quarter of fiscal 2004 and first quarter of fiscal 2005 significantly exceeded results for comparable periods in the prior fiscal year reducing the relevance of the valuation indicated by the July 2004 transactions.  The Company’s board of directors also considered the fact and circumstances used in determining fair value for the January 2005 transactions noted above, which fact and circumstances were unchanged other than with respect to results of operations.

In determining that adjusted EBITDA was an appropriate measurement to be utilized for determining the fair value of the issuances, the Company’s board of directors relied principally on the fact that (in the absence of a public market for a company’s equity securities) valuations of the equity of private companies in many industries, including the bedding industry, are commonly valued using a multiple of this metric.  Adjusted EBITDA is preferred to GAAP financial measurements such as net income and cash flow from operations for this purpose because it excludes non-cash items, interest expense, tax expense and special items such as restructuring charges in order to better evaluate the core earnings generation of the company.  As noted in the July 19, 2005 letter, the determination to use this measurement was based in large part upon the actual extensive experience of several members of the Company’s board of directors in the valuing the equity of private companies, where valuations based on adjusted EBITDA are commonplace and preferred for the reasons noted above.

With respect to the determination to use a multiple of 9x as an appropriate measurement for determining the fair value of the April 2005 issuances, the Company’s board of directors principally relied on the fact that this was the multiple of adjusted EBITDA used in both the April 2004 recapitalization as well as the November 2003 acquisition of Simmons Company by THL Bedding Company.  In determining private company valuations, different EBITDA multiples are often utilized for different industries given such factors as earnings outlook, earnings volatility and ability to incur indebtedness. Within industries, however, EBITDA multiples tend to be more consistent. With respect to the bedding industry, the fact that two of the largest manufacturers recently engaged in transactions in which the sellers approached several potential buyers and where a 9x multiple was considered appropriate was the significant factor that the Company’s board of directors took into account in making its April 2005 determination.

Finally, the Company’s board of directors determined that utilizing a 20% discount was appropriate for the April 2005 transactions based upon an analysis of the differences between the potential liquidity of these shares and options and the controlling interest that was acquired by KKR at a full 9x multiple.  As noted in the July 19, 2005 letter, the Company’s board of directors specifically considered the fact that such options and shares would be subject to substantial restrictions on transferability imposed under the applicable award agreement and a related shareholder’s agreement.  In particular, as disclosed in the Registration Statement, pursuant to the management stockholder’s agreement executed by each recipient of options or shares, the recipient agreed that absent a change of control of the Company the recipient would be prohibited from transfer for a period ending in April 2009 (subject to limited exceptions).  In addition to such transfer restrictions, the board considered the fact that, unlike the shares held by KKR and acquired at a full 9x multiple, these shares and options would not receive any “control premium” in a disposition.  In determining that a 20% discount was appropriate as a result of these limitations, the Company’s board of directors relied upon the experience of several board members in similar transactions.

81.                                 Please expand your disclosure to include the assumptions you used in calculating the value of the put options for each of the periods presented. Please also include in your disclosure an explanation for any significant changes in assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on page F-20 of Amendment No. 1.  The Company respectfully advises the Staff that, with respect to the put options issued concurrent with the merger in 2004, the obligation is determined based on a formula contained within the option agreement which is based on the Company’s book value.  Therefore, fair value of the underlying stock has no effect on the carrying value of the obligation.

Note 12: Income Taxes, page F-30

82.                                 You disclosed that the expiration of your net operating loss and tax credit benefits will commence in fiscal 2005 and will continue to expire through 2024 if unused. Please expand your disclosure to include the amounts that you anticipate will expire over each of the next five years and any remaining amounts thereafter in total. Refer to paragraph 48 of SFAS 109.

In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of Amendment No. 1.

Note 20: Earnings per Share, page F-39

83.                                 For each of the periods presented, please expand your disclosure to include separately by type of security the number of securities that were not included in the calculation of diluted EPS because they would have had an antidilutive effect. Refer to paragraph 40(c) of SFAS 128.

In response to the Staff’s comment, the Company has revised the disclosure on page F-41 of Amendment No. 1.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

84.                                 We note the Securities Act exemption you cite with respect to each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available. See Item 701(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of Amendment No. 1.

85.                                 Please provide the information required by paragraphs (a) through (d) of Item 701 of Regulation S-K for any options issued during the last three years.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of Amendment No. 1.

Item 16. Exhibits and Financial Statement Schedules, page II-2

86.                                 Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

The Company acknowledges the Staff’s comment and will endeavor to provide all remaining exhibits as soon as practicable in one or more subsequent pre-effective amendments to the Registration Statement.

87.                                 Please file each of the following as exhibits to your registration statement:

•                  management services agreement with KKR;

•                  termination agreement relating to the management services agreement with KKR;

•                  supply agreement relating to your “UniCased Construction” mattresses;

•                  agreements relating to licensed intellectual property rights; and

•                  consulting agreement with Capstone Consulting LLC.

In response to the Staff’s comment, the Company will file the management services agreement, the termination agreement and the UniCased supply agreement as exhibits to the Registration Statement.  With respect to the agreements relating to licensed intellectual property rights, the Company respectfully submits to the Staff that such agreements are of the type that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and, accordingly, need not be filed pursuant to Item 601(d)(10)(ii)(B) of Regulation S-K.  Finally, the Company respectfully submits to the Staff that the provision of consulting services by Capstone Consulting LLC was not pursuant to any contractual agreement.

88.                                 With respect to Exhibits 2 and 2.2, please disclose your agreement to furnish supplementally a copy of any omitted schedules or similar supplements to the staff upon request. This agreement to furnish the staff with copies of omitted schedules or similar supplements may be included in the exhibit index to your registration statement. See Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of Amendment No. 1.

Sealy Mattress Corporation Form 10-K for the year ended November 28, 2004

89.                                 Where a comment above requests additional disclosures or other revisions to be made, please include these in Sealy Mattress Corporation’s future Exchange Act filings as well.

The Company acknowledges the Staff’s comment and will endeavor to revise Sealy Mattress Corporation’s future Exchange Act filings accordingly.

* * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Scott Fisher at 212-455-2456 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ JOSEPH KAUFMAN

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Meagan Caldwell

Sealy Corporation
Kenneth L. Walker

EXHIBIT A

Sealy Corporation
Roll Forward of Warranty Reserve
For Fiscal Years 2000-04 and the Six Months Ended May 29, 2005

Balance as of November 1999	$6,530

Provision	9,186
Warranty Claims	(8,189)

Balance as of November 2000	7,527

Addition of SAPSA – Purchase Accounting	608
Provision	9,789
Warranty Claims	(9,902)

Balance as of November 2001	8,022

Provision	14,080
Warranty Claims	(12,564)

Balance as of November 2002	9,538

Provision	11,024
Warranty Claims	(11,427)

Balance as of November 2003	9,135

Provision	19,329
Warranty Claims	(14,607)

Balance as of November 2004	13,857

Provision (six months ended May 29, 2005)	7,822
Warranty Claims (six months ended May 29, 2005)	(8,173)

Balance as of May 2005	$13,506